PRIME DEALER SERVICES CORP.
(SEC I.D. No. 8-47025)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to 17a-5(e) (3)
under the Securities Exchange Act of 1934
as a Public Document.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: 1 212 436 2000
Fax: 1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Stockholder of
Prime Dealer Services Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prime Dealer Services Corp. ("the Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2023

We have served as the Company's auditor since 1997.

PRIME DEALER SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022
(In thousands of dollars, except share data)

Assets		
Cash	$	204,629
Securities borrowed		7,018,001
Securities received as collateral, at fair value		22,878,921
Rebates and fees receivable and other assets		223,546
Total assets	$	30,325,097
Liabilities		
Securities loaned	$	7,018,001
Obligation to return securities received as collateral, at fair value		22,878,921
Payables to affiliates		9,332
Rebates and fees payable and other liabilities		225,976
Total liabilities		30,132,230
Contingent liabilities (see Note 6)		
Stockholder’s equity		
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)		1
Paid-in capital		24,999
Retained earnings		167,867
Total stockholder’s equity		192,867
Total liabilities and stockholder’s equity	$	30,325,097

1. Introduction and Basis of Presentation

The Company

Prime Dealer Services Corp. (the "Company") is a wholly owned subsidiary of Morgan Stanley & Co. LLC (the "Parent"), which is an indirect subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the U.S. Securities and Exchange Commission ("SEC") as an institutional securities broker-dealer. The Company is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the borrowing and lending of securities with the Parent's prime brokerage client and with Morgan Stanley Capital Services LLC ("MSCS"), an affiliate, to facilitate financing on behalf of these counterparties.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the outcome of legal and tax matters, and other matters that affect the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The Company has evaluated subsequent events for adjustment to or disclosure in the statement of financial condition through February 24, 2023. the date the statement of financial condition was issued, and the Company has not identified any recordable or disclosable events not otherwise reported in the statement of financial condition or the notes thereto.

2. Significant Accounting Policies

Fair Value of Financial Instruments

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risk or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest:

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

Valuation Techniques

Many cash instruments have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Company carries positions at the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, model uncertainty and concentration risk. Adjustments for liquidity risk adjust model-derived mid-market amounts of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions.

Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible.

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense (benefit) in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net

recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Cash

The Company maintains all its cash balances at a major financial institution. Accounts at the financial institution are partially insured by the Federal Deposit Insurance Corporation.

Securities Borrowed and Securities Loaned

Securities borrowed and Securities loaned are treated as collateralized financings and are recorded at the amount of cash collateral advanced or received. The Company has elected to measure Securities received as collateral and corresponding Obligation to return securities received as collateral at the fair value of the collateral received and the related obligation to return the collateral. Where appropriate, transactions with the same counterparty are reported on a net basis. See Note 5 for further information on collateralized transactions.

In order to manage credit exposure arising from these transactions, in appropriate circumstances, the Company enters into master netting agreements and collateral agreements with counterparties. These agreements provide the Company with the right, in the event of a default by the counterparty, to net a counterparty's rights and obligations under the agreement and to liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

The Company's policy is generally to take possession of securities borrowed in connection with securities borrowed transactions and to receive cash and securities delivered under securities loaned transactions (with rights of rehypothecation).

Accounting Development Updates

The FASB has issued certain accounting updates, which the Company has either determined to be not applicable or are not expected to have a significant impact on the Company's statement of financial condition.

3. Related Party Transactions

The Company has agreements with affiliates for other activities, including a tax sharing agreement with the Ultimate Parent as described in Note 8, global transfer pricing policies among the Firm, ("Ultimate Parent and its consolidated subsidiaries"), and

other activities as described further below. Unsettled amounts for these activities are recorded within Payables to affiliates and are payable on demand.

The Company applies global transfer pricing policies among affiliates. These policies are consistent with 2017 Organization for Economic Cooperation and Development Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations. The Firm has also engaged in negotiations of Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies.

	At December 31, 2022
Assets and receivables from affiliated companies:	
Securities borrowed	$ 5,986,075
Rebates and fees receivable[1]	166,703
Liabilities and payables to affiliated companies:	
Securities loaned	$ 6,114,898
Payable to affiliates	9,332
Rebates and fees payable[1]	191,561

1. Includes fees incurred on Securities borrowed and securities-for-securities transactions.

4. Fair Value Disclosures

Fair Value Measurements

Assets and Liabilities Measured at Fair Value

	At December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets at fair value				
Securities received as collateral	$ 22,762,310	$ 115,067	$ 1,544	$ 22,878,921
Liabilities at fair value				
Obligation to return securities received as collateral	$ 22,762,310	$ 115,067	$ 1,544	$ 22,878,921

Securities received as collateral and Obligation to return securities received as collateral are generally valued based on unadjusted quoted prices in active markets and are categorized in Level 1 of the fair value hierarchy. Level 2 categorization would generally be assigned when valued based on quoted prices in inactive markets. When significant inputs are unobservable, a Level 3 categorization is assigned.

Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

Valuation Techniques and Unobservable Inputs

	Balance / Range (Average[1])
	At December 31, 2022
Assets at fair value	
Securities received as collateral:	$ 1,544
Comparable pricing:	
Bond price	77 points
Equity price	100 %
Liabilities at fair value	
Obligation to return securities received as collateral:	$ 1,544
Comparable pricing:	
Bond price	77 points
Equity price	100 %

Points - Percentage of par

1. A single amount is disclosed for range and average when there is no significant difference between the minimum, maximum, and average. Amounts represent weighted averages except where simple averages and the median of the inputs are more relevant.

The previous table provides information on the valuation techniques, significant unobservable inputs, and the ranges and averages for each major category of assets and liabilities measured at fair value on a recurring and nonrecurring basis with a significant Level 3 balance. The level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory of financial instruments. Further, the range of unobservable inputs may differ across firms in the financial services industry because of diversity in the types of products included in each firm's inventory. Generally, there are no predictable relationships between multiple significant unobservable inputs attributable to a given valuation technique.

An increase (decrease) to the following significant unobservable inputs would generally result in a higher (lower) fair value.

Comparable bond or loan price: A pricing input used when prices for the identical instrument are not available. Significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments. Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond or loan, then adjusting that yield (or spread) to derive a value for the bond or loan. The adjustment to yield (or spread) should account for relevant differences in the bonds or loans such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and the bond or loan being valued in order to establish the value of the bond or loan.

Comparable equity price: A price derived from equity raises, share buybacks and external bid levels, etc. A discount or premium may be included in the fair value estimate.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the statement of financial condition.

		At December 31, 2022			
	Carrying Value	**Fair Value**			
		Level 1	Level 2	Level 3	Total
Financial assets[1]					
Cash	$ 204,629	$204,629	$ —	$ —	$ 204,629
Securities borrowed	7,018,001	—	7,018,001	—	7,018,001
Rebates and fees receivable	223,393	—	223,393	—	223,393
Financial liabilities[1]					
Securities loaned	$7,018,001	$ —	$ 7,018,001	$ —	$7,018,001
Payables to affiliates	9,332	—	9,332	—	9,332
Rebates and fees payable and other liabilities	223,551	—	223,551	—	223,551

1. The previous table excludes all non-financial assets and liabilities.

5. Collateralized Transactions

The Company enters into securities borrowed and securities loaned transactions to accommodate counterparties' needs.

The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and requests or posts additional collateral as required under the applicable agreement to ensure such transactions are adequately collateralized, or that excess collateral is returned.

Increases in collateral margin calls on securities lending transactions due to market value declines may be mitigated by increases in collateral margin calls on securities borrowing transactions with similar quality collateral. Additionally, the Company may request lower quality collateral pledged be replaced with higher quality collateral through collateral substitution rights in the underlying agreements.

The Company actively manages its securities lending transactions in a manner that reduces the potential refinancing risk for less liquid assets and also considers the quality of collateral when negotiating collateral eligibility with counterparties. The Company utilizes shorter-term securities lending transactions for highly liquid assets for which funding may be at risk in the event of a market disruption.

Offsetting of Certain Collateralized Transactions

	At December 31, 2022				
	Gross Amounts	Amounts Offset	Net Amounts Presented	Amounts Not Offset [1]	Net Amount
Assets					
Securities borrowed	$63,416,583	$ (56,398,582)	$ 7,018,001	$ (6,950,202)	$ 67,799
Liabilities					
Securities loaned	$63,416,583	$ (56,398,582)	$ 7,018,001	$ (7,017,914)	$ 87

1. Amounts relate to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

Gross Securities Lending Balances by Remaining Contractual Maturity

	At December 31, 2022				
	Overnight and Open	Less than 30 Days	30-90 Days	Over 90 Days	Total
Securities loaned	$63,416,583	$ —	$ —	$ —	$63,416,583
Total included in the offsetting disclosure	63,416,583	—	—	—	63,416,583
Obligation to return securities received as collateral	22,878,921	—	—	—	22,878,921
Total	$86,295,504	$ —	$ —	$ —	$86,295,504

Gross Securities Lending Balances by Class of Collateral Pledged

	At December 31, 2022
Securities loaned	
Corporate equities	$ 63,416,583
Obligation to return securities received as collateral	
Corporate equities	$ 22,179,883
Corporate and other debt	596,045
Other	102,993
Total obligation to return securities received as collateral	$ 22,878,921
Total	$ 86,295,504

Collateral Received

The Company receives collateral in the form of securities in connection with securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to enter into securities lending transactions. The Company also receives securities as collateral in connection with certain securities-for-securities transactions. In instances where the Company is the lender and permitted to sell or repledge these securities, it reports the fair value of the collateral received and the related obligation to return the collateral in the statement of financial condition. Securities-for-securities transactions where the Company is the borrower are not included in the statement of financial condition. At December 31, 2022, the total fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $86,295,504, all of which had been repledged.

6. Contingencies

In addition to the matter described below, in the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or are in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, financing, prime brokerage, financial products or offerings sold by the Company, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions, limitations on our ability to conduct certain business, or other relief.

While the Company has identified below any individual proceedings or investigations where the Company believes a material loss to be reasonably possible and reasonably estimable, there can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or those where potential losses have not yet been determined to be probable or possible, and reasonably estimable.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement or penalties. Numerous issues may need to be resolved before a loss or additional loss, or range of loss or additional range of loss, can be reasonably estimated for a proceeding or investigation, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and consideration of novel or unsettled legal questions relevant to the proceedings or investigations in question.

For certain other legal proceedings and investigations, the Company can estimate reasonably possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued but does not believe, based on current knowledge and after consultation with counsel, that such losses could have a material adverse effect on the statement of financial condition of the Company as a whole, other than the matter referred to in the following paragraph.

In August of 2017, the Company was named as a defendant in a purported antitrust class action in the United States District Court for the United States District Court for the Southern District of New York styled *Iowa Public Employees' Retirement System et al. v. Bank of America Corporation et al*. Plaintiffs allege, inter alia, that the Company, together with a number of other financial institution defendants, violated U.S. antitrust laws and New York state law in connection with their alleged efforts to prevent the development of electronic exchange-based platforms for securities lending. The class action complaint was filed on behalf of a purported class of borrowers and lenders who entered into stock loan transactions with the defendants. The class action complaint seeks, among other relief, certification of the class of plaintiffs and treble damages. On September 27, 2018, the court denied the defendants' motion to dismiss the class action complaint. Plaintiffs' motion for class certification was referred by the District Court to a magistrate judge who, on June 30, 2022, issued a report and recommendation that the District Court certify a class. The motion for class certification and the parties' objections to the report and recommendation are pending before the District Court.

7. Risk Management

The Company's risk management policies and related procedures are aligned with those of the Firm. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to the Company's specific capital and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of its business and support functions.

The cornerstone of the Company's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. This is implemented utilizing five key principles: integrity, comprehensiveness, independence, accountability and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters.

The fast-paced, complex, and constantly-evolving nature of global financial markets requires the Company to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading, investing and client facilitation activities, principally within the Institutional Securities business segment where the substantial majority of the Company's market risk exposure is generated.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The control groups help ensure that these risks are measured and closely monitored and are made transparent to senior management. The Market Risk Department is responsible for ensuring transparency of material market risks, monitoring compliance with established limits and escalating risk concentrations to appropriate senior management. Market risk is also monitored through various measures: using statistics (including VaR and related analytical measures); by measures of position sensitivity; and through routine stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors, and scenario analyses conducted in collaboration with business units.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the Company. The Company primarily incurs credit risk exposure to institutions. This risk may arise from a variety of business activities, including, but not limited to, providing short- or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; and posting margin and/or collateral to counterparties.

The Credit Risk Management Department ("CRM") establishes Firm-wide practices to evaluate, monitor and control credit risk at the transaction, obligor and portfolio levels. Credit risk exposure is actively managed by credit professionals and committees within CRM and through various risk committees, whose membership includes individuals from CRM. A comprehensive global Credit Limits Framework is utilized to manage credit risk levels across the Firm. The Credit Limits Framework is calibrated within the Company's risk tolerance and includes single-name limits and portfolio concentration limits by country, industry and product type. CRM helps ensure timely and transparent communication of material credit risks,

compliance with established limits and escalation of risk concentrations to appropriate senior management.

Operational Risk

Operational risk refers to the risk of loss, or of damage to the Company's reputation, resulting from inadequate or failed processes or systems, from human factors or from external events (e.g., fraud, theft, legal and compliance risks, cyber attacks, or damage to physical assets). The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (e.g., sales and trading) and support and control groups (e.g., information technology and trade processing).

The Company's operational risk framework is established to identify, measure, monitor and control risk. Effective operational risk management is essential to reducing the impact of operational risk incidents and mitigating legal, regulatory and reputational risks. The framework is continually evolving to account for changes in the Company and to respond to the changing regulatory and business environment.

Cybersecurity

The Company's cybersecurity and information security policies, procedures, and technologies are designed to protect its own, client and employee data against unauthorized disclosure, modification or misuse and are also designed to address regulatory requirements. These policies and procedures cover a broad range of areas, including identification of internal and external threats, access control, data security, protective controls, detection of malicious or unauthorized activity, incident response and recovery planning.

Model Risk

Model risk refers to the potential for adverse consequences from decisions based on incorrect or misused model outputs. Model risk can lead to financial loss, poor business and strategic decision making or damage to the Company's reputation. The risk inherent in a model is a function of the materiality, complexity and uncertainty around inputs and assumptions. Model risk is generated from the use of models impacting the statement of financial condition, regulatory filings, capital adequacy assessments and the formulation of strategy.

Sound model risk management is an integral part of the Company's Risk Management Framework. The Model Risk Management Department ("MRM") is a distinct department in Risk Management responsible for the oversight of model risk. MRM establishes a model risk tolerance in line with the Company's risk appetite. The tolerance is based on an assessment of the materiality of the risk of financial loss or reputational damage due to errors in design, implementation and/ or inappropriate use of models. The tolerance is monitored through model-specific and aggregate business-level

assessments, which are based upon qualitative and quantitative factors.

A guiding principle for managing model risk is the "effective challenge" of models. The effective challenge of models is defined as critical analysis by objective, informed parties who can identify model limitations and assumptions and drive appropriate changes. MRM provides effective challenge of models, independently validates and approves models for use, annually recertifies models, identifies and tracks remediation plans for model limitations and reports on model risk metrics. The department also oversees the development of controls to support a complete and accurate Firm-wide model inventory.

Liquidity Risk

Liquidity risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to the capital markets or difficulty in liquidating its assets. Liquidity risk also encompasses the Company's ability (or perceived ability) to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern. Generally, the Company incurs liquidity and funding risk as a result of its trading, lending, investing and client facilitation activities.

The Company's Liquidity Risk Management Framework is critical to help ensure that the Company maintains sufficient liquidity reserves and durable funding sources to meet the Company's daily obligations and to withstand unanticipated stress events.

The Liquidity Risk Department ensures transparency of material liquidity and funding risks, compliance with established risk limits and escalation of risk concentrations to appropriate senior management. To execute these responsibilities, the Liquidity Risk Department establishes limits in line with its risk appetite, identifies and analyzes emerging liquidity and funding risks to ensure such risks are appropriately mitigated, monitors and reports risk exposures against metrics and limits, and reviews the methodologies and assumptions underpinning its Liquidity Stress tests to ensure sufficient liquidity and funding under a range of adverse scenarios.

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax asset is included in Other Assets within the Statement of Financial Condition. The Company's net deferred tax asset at December 31, 2022 is $133, which is primarily attributed to unrealized tax benefits from a state unitary filing position.

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

Rollforward of Unrecognized Tax Benefits

Balance at December 31, 2021	$	—
Increases based on tax positions related to the current period		433
Increases based on tax positions related to prior periods		188
Balance at December 31, 2022	$	621
Net unrecognized tax benefits[1]	$	490

1. Represent ending unrecognized tax benefits adjusted for the impact of the federal benefit of state issues. If recognized, these net benefits would favorably impact the effective tax rate in future periods.

It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Company's effective tax rate over the next 12 months.

Interest and penalties related to unrecognized tax benefits are recognized as a component of the provision for income taxes.There were no accrued penalties related to unrecognized tax benefits.

Earliest Tax Year Subject to Examination in Major Tax Jurisdiction

Jurisdiction	Tax Year
United States	2017
New York State and New York City	2010

The Company through its inclusion in the return of the Ultimate Parent is routinely under examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain states in which the Company has significant business operations, such as New York.

The Company believes that the resolution of these tax examinations will not have a material effect on the annual statement of financial condition.

9. Regulatory Capital and Other Requirements

The Company is a registered U.S. broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC. Under the U.S. Securities and Exchange Act ("SEA") Rule 15c3-1, the Company is required to maintain minimum Net Capital of $250. At December 31, 2022, the Company's Net Capital was $192,714, which exceeded the minimum requirement by $192,464

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